CI Fund Management Inc.

82-4994

CI Financial

SEC Mail Processing Section

JUN 16 2008

Washington, DC
110

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial assets up $2.3 billion or 3.6% in April

TORONTO (May 1, 2008) – CI Financial Income Fund ("CI") today reported net sales of $170 million in April 2008, and assets under management of $68.1 billion and total fee-earning assets of $102.4 billion as of April 30, 2008.

The month was marked by solid asset growth, as retail assets under management grew by $2.3 billion or 3.6% to $65.1 billion. This level represents an increase of $975 million or 1.5% from December 31, 2007, and a gain of 5.4% or $3.3 billion over the average retail assets under management for the first quarter of 2008.

In April, CI subsidiaries CI Investments Inc. and United Financial Corporation had combined gross retail sales of $913 million and net sales of $170 million, consisting of $148 million in long-term funds and $22 million in money market funds. Over the last three months, CI has posted gross sales of $3.3 billion and net sales of $1.1 billion.

"The outlook today is much more positive, with central banks having made significant interest rate reductions in recent months and credit markets stabilizing," said Stephen A. MacPhail, CI President. "CI's sales momentum continues, with our new products – Sun*Wise* Elite Plus and the Cambridge Funds – making important contributions to these results."

CI's assets under management at April 30, 2008 consisted of investment funds at CI Investments and United Financial of $64.6 billion, institutional assets at KBSH Capital Management Inc. of $2.9 billion and structured product assets of $550 million. CI also reported assets under administration of $32.8 billion, which consisted of $23.5 billion in assets under administration at Assante Wealth Management (Canada) Ltd. and $9.3 billion in assets under administration at Blackmont Capital Inc.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website in the Statistics section.

CI Financial **News Release**

CI FINANCIAL INCOME FUND April 30, 2008 MONTH-END STATISTICS			
MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Total long-term	$773	$625	$148
Total short-term	$140	$118	$22
TOTAL RETAIL FUNDS	$913	$743	$170

FEE-EARNING ASSETS	March 31/08 (millions)	April 30/08 (millions)	% Change
Retail managed funds	$62,319	$64,582	3.6%
Structured products	541	550	1.7%
TOTAL retail assets under management	$62,860	$65,132	3.6%
Institutional managed assets	2,899	2,942	1.5%
TOTAL assets under management	$65,759	$68,074	3.5%
Assante assets under administration*	23,299	23,530	1.0%
Blackmont assets under administration	9,183	9,306	1.3%
TOTAL assets under administration	$32,482	$32,836	1.1%
CI other fee-earning assets	1,518	1,533	1.0%
TOTAL FEE-EARNING ASSETS	$99,759	$102,443	2.7%

AVERAGE RETAIL ASSETS UNDER MANAGEMENT	March 31/08 (millions)	April 30/08 (millions)	% Change
Monthly	$61,748	$64,601	4.6%
Quarter-to-date	$61,818	$64,601	4.5%
Fiscal year-to-date	$61,818	$62,508	1.1%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Fiscal 2007 (millions)	Fiscal 2008 (millions)	% Change
Fiscal year average retail assets	$64,958	$62,508	-3.8%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
LP units	146,632,287	Bank debt	$1,049
Trust units	139,521,717	Cash & marketable securities	(144)
Total outstanding units	286,154,004	Net debt outstanding	$905
Quarter-to-date weighted average units outstanding	279,152,470	Net debt to annualized EBITDA (most recent quarter)	1.21:1
Yield at $22.44	8.6%	In-the-money option liability (net of tax)	$8
In-the-money options	2,467,225	Terminal redemption value of funds	$780
Percentage of all options	91%	Quarter-to-date equity-based compensation**	$3
All options % of units	0.9%		

*Includes United Financial investment funds

**Estimate partially based on marked-to-market pre-tax option expense accrual from change in unit price and vesting from last quarter-end ($21.79) to April 30, 2008 ($22.44).

GEOGRAPHIC EXPOSURE OF AUM			
Canada	**46%**	**Asia**	**4%**
United States	**22%**	**Other**	**4%**
Europe	**12%**	**Cash**	**12%**

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure; however, CI management believes that most unitholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information:
Stephen A. MacPhail
President
(416) 364-1145

82-4994

CI Investments
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions for Month Ending May 31, 2008

Toronto, May 16, 2008 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending May 31, 2008 payable on June 13, 2008 to unitholders of record as at May 30, 2008:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\skylon\distributions\distributions\2008\may\rel-aggregate.doc

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial announces earnings conference call and webcast

TORONTO (May 7, 2008) – CI Financial Income Fund ("CI") today announced that it will hold a conference call and webcast on May 13, 2008, at 3 p.m. Eastern Time to discuss its financial results for the first quarter ending March 31, 2008. Chief Executive Officer William T. Holland will host the call.

The webcast, which will include a slide presentation, will be available at www.ci.com/q1. Alternatively, investors may listen to the discussion by dialling (416) 644-3433 or 1-800-814-4862.

The call will be available for playback later that day until May 27, 2008, at (416) 640-1917 or 1-877-289-8525 (passcode: 21271620, followed by the number sign). The webcast will be archived at www.ci.com/q1. CI expects to release its results at about 12:00 p.m. on May 13 on Canada Newswire and www.ci.com/cix.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company with approximately $102.4 billion in fee-earning assets at April 30, 2008. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

-30-

For further information:
Stephen A. MacPhail
President
Tel.: (416) 364-1145

CI Financial
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports first quarter results, fee-earning assets now exceed $103 billion

TORONTO (May 13, 2008) – CI Financial Income Fund ("CI") today released unaudited financial results for the quarter ended March 31, 2008.

HIGHLIGHTS	Quarter ended March 31, 2008 (millions except per unit amounts)	Quarter ended March 31, 2007 (millions except per unit amounts)	% change
Average Retail Assets Under Management	$61,818	$63,706	-3
Net Income	$139.4	$142.1	-2
Earnings Per Unit	$0.50	$0.51	-2
EBITDA*	$181.5	$175.6	3
EBITDA Per Unit*	$0.65	$0.63	3

*EBITDA (earnings before interest, taxes, depreciation and amortization) is not a standardized earnings measure prescribed by GAAP; however, management believes that most of its unitholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.

Fee-earning assets at March 31, 2008 were $99.8 billion, up 6% from $94.5 billion a year earlier. The increase in fee-earning assets is attributable to positive net sales of funds, as well as the addition of Lakeview Asset Management Inc., KBSH Capital Management Inc., and Blackmont Capital Inc. through the acquisition of Rockwater Capital Corporation in April 2007. Fee-earning assets were comprised of $62.3 billion in investment funds and pools at CI Investments Inc. and United Financial Corporation, $541 million in structured products, $2.9 billion in institutional managed assets, $32.5 billion in dealer assets under administration (at Assante Wealth Management and Blackmont), and $1.5 billion in other fee-earning assets.

As at May 12, 2008, CI's retail assets under management totalled $66.6 billion, a gain of $4.8 billion or 8% from the average level of assets for the three months ended March 31, 2008, and CI's highest asset level in 10 months. Total fee-earning assets exceeded $103 billion.

For the three months ended March 31, 2008, gross sales and redemptions of investment funds totalled $3.4 billion and $3.0 billion, respectively, compared with $3.5 billion and $2.6 billion, respectively, in the same quarter a year earlier. The increased redemptions were mainly a result of deposit notes that use asset allocation strategies in which money is moved out of the underlying funds when related markets are declining. In addition, CI reported net sales of $170 million in April 2008, another solid month of sales with important contributions from the Sun*Wise* Elite Plus segregated funds and the Cambridge Funds.

Net income for the quarter ended March 31, 2008 was $139.4 million, down 2% from the three-month period ended March 31, 2007. Earnings per unit for the quarter declined slightly to $0.50 per unit from $0.51 per unit for the three months ended March 31, 2007.

EBITDA (earnings before interest, taxes, depreciation and amortization) for the quarter ended March 31, 2008 was $181.5 million, up 3% from $175.6 million in the same quarter a year earlier. On a per unit basis, EBITDA increased 3% to $0.65 for the first quarter of 2008 from $0.63 per unit for the three-month period ended March 31, 2007.

"Despite significant declines in equity markets during the quarter, we are pleased that our earnings and cash flows remained healthy," said Stephen A. MacPhail, CI President. "In addition, we have experienced a significant rebound in assets under management since quarter-end. If positive market conditions continue, CI's profitability should improve from first quarter levels."

For detailed financial statements for the quarter ended March 31, 2008, including Management's Discussion and Analysis, please refer to CI's website at www.ci.com/cix under Reports, or contact investorrelations@ci.com.

In other matters, a monthly distribution of $0.17 per trust unit of CI and exchangeable limited partner unit of Canadian International LP was declared payable on June 13, July 15 and August 15, 2008. These distributions reflect CI's current expectations for distributable cash and represent a yield of 8.7% on CI's closing unit price of $23.50 on May 12, 2008.

As of April 30, 2008, there were 134,930,217 issued and outstanding trust units of CI and 146,632,287 exchangeable limited partner units of Canadian International LP, for a total outstanding amount of 281,562,504.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

\- 30 -

For further information contact:
Stephen A. MacPhail
President
(416) 364-1145

82-4994

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC, CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces Distribution for Month Ending May 31, 2008

Toronto, May 1, 2008 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending May 31, 2008 of $0.04167 per Priority Equity Share and $0.07 per Class A Share payable on May 30, 2008 to unitholders of record as at May 15, 2008.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with tax-efficient fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about January 31, 2011 to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's investment objectives for the Class A Shares are to provide holders of Class A Shares with regular tax-efficient monthly cash distributions targeted to be $0.07 per Class A Share to yield 5.6% per annum on the original issue price and on or about January 31, 2011, to pay to the holders of Class A Shares at least the original issue price of the Class A Shares.

The Corporation's Priority Equity Shares and Class A Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A and CXC respectively.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\skylon\distributions\distributions\2008\may\rel-cxc.doc

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI FINANCIAL ANNOUNCES INTENTION TO RENEW NORMAL COURSE ISSUER BID

Toronto, May 23, 2008 – CI announced today that it has filed a Notice of Intention to Make a Normal Course Issuer Bid with The Toronto Stock Exchange. This Notice is subject to acceptance by The Toronto Stock Exchange.

CI intends to purchase up to 11,475,066 of its trust units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 11,475,066 trust units represent approximately 10% of the public float. As of May 22, 2008, there are 139,592,904 issued and outstanding trust units of CI and 146,561,100 exchangeable LP units of Canadian International LP.

It is expected that the purchases under the normal course issuer bid may commence on May 29, 2008 and will terminate on May 28, 2009, or on such earlier date as CI completes its purchases or provide notice of termination. Any such purchases will be made by CI at the prevailing market price at the time of acquisition in accordance with the requirements of The Toronto Stock Exchange.

CI believes that the market price of the trust units may, at certain times throughout the duration of the normal course issuer bid, be undervalued based on CI's future earnings and prospects.

To the best of the knowledge of the trustees and senior officers of CI, no trustee, senior officer, associate of a trustee or senior officer, or person holding 10% or more of the trust units of CI intends at present to sell trust units during the course of this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur as the personal circumstances or decisions of any such person, unrelated to the bid, determine. The benefits to any such person whose trust units are purchased would be the same as the benefits available to all other holders whose trust units are purchased.

In the last 12 months under its previous normal course issuer bid, CI purchased 6,161,900 of its units at a weighted average price of $26.08 per unit.

-30-

CI Financial **News Release**

For further information, contact:

Stephen A. MacPhail
President
Tel.: (416) 364-1145

j:\ci\cix\cix\issuerbid\ncib08-09\press-final.doc

82-4994

CI Financial

QUARTERLY REPORT • March 31, 2008

TABLE OF CONTENTS

Financial Highlights

(in thousands, except per unit amounts)	As at March 31, 2008	As at March 31, 2007	% change
Fee-earning assets	99,758,021	94,492,496	6
Retail assets under management	62,859,776	64,571,023	(3)
Units outstanding	279,152	279,939	0

	For the quarter ended March 31, 2008	For the quarter ended March 31, 2007	% change
Average retail assets under management	61,817,768	63,705,893	(3)
Gross sales of managed funds	3,473,579	3,512,864	(1)
Redemptions of managed funds	2,967,750	2,598,909	14
Net sales of managed funds	505,829	913,955	(45)
Net income	139,372	142,122	(2)
Earnings per unit	0.50	0.51	(2)
EBITDA*	181,504	175,645	3
EBITDA* per unit	0.65	0.63	3
Pre-tax operating earnings* per unit	0.51	0.58	(12)
Distributions paid per unit	0.54	0.54	0
Average units outstanding	279,606	280,036	0

**EBITDA (Earnings before interest, taxes, depreciation and amortization) and pre-tax operating earnings are not standardized earnings measures prescribed by GAAP; however, management believes that most of its unitholders, creditors, other stakeholders and investment analysts prefer to include the use of these performance measures in analyzing CI's results. CI's method of calculating these measures may not be comparable to similar measures presented by other companies. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow. A reconciliation of EBITDA to net income is provided on page 10. A reconciliation of pre-tax operating earnings to income before income taxes is provided on page 9.*

Dear Unitholders,

The first quarter of 2008 started with a significant decline in global equity markets and a crisis of confidence in the financial sector, particularly in the United States. Investors were increasingly concerned about the prospects of a deep recession in the U.S. and the impact of rising commodity prices, especially as oil and gasoline hit new highs. This environment had a measurable impact on CI's businesses. Within the Asset Management segment, average retail assets under management fell 4% from the average level for the fourth quarter, while banking and service fee revenues in the Asset Administration segment declined 5%. However, the markets have since rallied, so that CI's retail assets under management at March 31, 2008 were 2% above the average for the first quarter and currently are 7% higher than the first quarter average.

The S&P/TSX Composite Index fell 2.8% over the three months, although it was down as much as 13% in mid-January. During the quarter, the Canadian dollar declined 2.7% against the U.S. dollar, helping to boost returns on foreign securities in Canadian dollar terms. The S&P 500 Index lost 9.4% and the Dow Jones Industrial Average dropped 7.0%, which converted to losses of 6.1% and 3.6%, respectively, in Canadian dollars. The MSCI World Index slid 8.9% in U.S. dollars and 5.6% in Canadian dollars.

CI posted net sales of its funds of $506 million in the first quarter, led by its segregated funds and the newly launched Cambridge Funds. A notable recent development is that CI has surpassed $1 billion in assets under management in Sun*Wise* Elite Plus, a new segregated fund product that provides investors with a guaranteed income. This rapidly growing product line is offered in partnership with Sun Life Financial.

Operating Review

CI's net income in the quarter ended March 31, 2008 was $139.4 million, or $0.50 per unit, down 2% from $142.1 million, or $0.51 per unit in the quarter ended March 31, 2007. EBITDA, which provides a pre-tax measure of underlying profitability, was $181.5 million, or $0.65 per unit, up 3% from $175.6 million, or $0.63 per unit.

CI recorded an equity-based compensation expense recovery of $13.8 million this quarter against an expense of $6.4 million in the year-earlier period. Net of this recovery, EBITDA was $0.60 per unit this quarter and $0.65 in the first quarter of last year. The 8% year-over-year decrease is the result of a 3% decrease in CI's average assets under management, lower margins on those assets and lower profits within the dealership side of the business.

Outlook

In spite of the market declines of the first quarter, CI's business remains strong. CI reported net sales in April of $170 million, up from $134 million in the same month a year ago. Our retail assets under management at April 30, 2008 were $65.1 billion – an increase of 5% from the average assets under management for the first quarter of $61.8 billion.

The Board of Trustees declared monthly distributions of $0.17 per unit payable on June 13, July 15 and August 15, 2008 to unitholders of record on May 31, June 30 and July 31, 2008, respectively.

William T. Holland
Chief Executive Officer

Stephen A. MacPhail
President

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") dated May 6, 2008 presents an analysis of the financial position of CI Financial Income Fund and its subsidiaries ("CI") as at March 31, 2008, compared with December 31, 2007, and the results of operations for the quarter ended March 31, 2008, compared with the quarter ended March 31, 2007.

Financial information, except where noted otherwise, is presented in accordance with Canadian generally accepted accounting principles ("GAAP") and amounts are expressed in Canadian dollars. The principal subsidiaries referenced herein include CI Investments Inc. ("CI Investments"), United Financial Corporation ("United"), Assante Wealth Management (Canada) Ltd. ("AWM") and Blackmont Capital Inc. ("Blackmont"). The Asset Management segment of the business includes the operating results and financial position of CI Investments, United, and KBSH Capital Management Inc. ("KBSH"). The Asset Administration segment includes the operating results and financial position of Blackmont and AWM and its subsidiaries, including Assante Capital Management Ltd. ("ACM") and Assante Financial Management Ltd. ("AFM").

This MD&A contains forward-looking statements with respect to future financial performance, strategy and business conditions. These statements are based on current expectations and estimates about the markets in which we operate and management's beliefs and assumptions regarding these markets. These statements are subject to risks and uncertainties, which may prove to be inaccurate. Therefore actual results may differ materially from current expectations and those expressed or implied by CI. Factors that may cause such differences include, but are not limited to, general economic and market conditions including interest and foreign exchange rates, global financial markets, legislative and regulatory changes, industry competition, technological developments and catastrophic events. For a more complete discussion of the risk factors that may impact actual results, please refer to the "Risk Management" section of this MD&A and to the "Risk Factors" section of CI's Annual Information Form dated February 29, 2008, which is available at www.sedar.com. The reader is cautioned against undue reliance on these forward-looking statements.

This MD&A includes several non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. However, management believes that most unitholders, creditors, other stakeholders and investment analysts prefer to include the use of these financial measures in analyzing CI's results. These non-GAAP measures and reconciliations to GAAP where necessary, are shown as highlighted footnotes to the discussion throughout the document.

Summary of Quarterly Results

(millions of dollars, except per unit amounts)

	2008	2007				2006		2006
INCOME STATEMENT DATA	Q1	Q4	Q3	Q2	Q1	Q2*	Q1*	Q4**
Management fees	301.0	322.2	326.3	329.7	314.6	306.7	293.8	294.9
Administration fees	74.4	81.3	75.6	94.6	40.8	37.3	31.1	34.5
Other revenues	22.3	23.6	15.9	16.7	13.6	15.0	12.1	14.6
Total revenues	397.7	427.1	417.8	441.0	369.0	359.0	337.0	344.0
Selling, general and administrative	77.8	92.4	88.5	92.4	73.4	64.1	66.2	100.0
Trailer fees	85.9	93.8	92.9	93.1	89.0	85.8	81.1	80.5
Investment dealer fees	47.4	51.8	49.5	56.0	31.9	28.5	23.9	26.1
Amortization of deferred sales commissions	33.4	32.1	30.9	29.4	27.4	25.6	24.1	22.4
Interest expense	11.8	11.4	10.6	10.0	7.6	6.6	5.4	4.5
Other expenses	9.5	9.4	7.7	9.8	2.6	2.8	2.5	3.3
Total expenses	265.8	290.9	280.1	290.7	231.9	213.4	203.2	236.8
Income before income taxes	131.9	136.2	137.7	150.3	137.1	145.6	133.8	107.2
Income taxes	(7.5)	(51.5)	(6.0)	(1.3)	(5.0)	(4.3)	(4.6)	37.9
Net income	139.4	187.7	143.7	151.6	142.1	149.9	138.4	69.3
Earnings per unit	0.50	0.66	0.50	0.54	0.51	0.53	0.49	0.24
Distributions paid per unit	0.54	0.57	0.55	0.54	0.54	0.5025	0.5025	0.18

**Results reflect the three months ended September 30, 2006 and December 31, 2006.*

***Results reflect the three months ended May 31, 2006.*

Overview

CI is a diversified wealth management firm and one of Canada's largest independent investment fund companies. CI also became one of the country's largest income trusts in June 2006.

The principal business of CI is the management, marketing, distribution and administration of mutual funds, segregated funds, structured products and other fee-earning investment products for Canadian investors. They are distributed primarily through brokers, independent financial planners and insurance advisors, including ACM, AFM and Blackmont financial advisors. CI operates through two business segments, Asset Management and Asset Administration. The Asset Management segment provides the majority of CI's income and derives its revenue principally from the fees earned on the management of several families of mutual, segregated, pooled and closed-end funds, structured products and discretionary accounts. The Asset Administration segment derives its revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, the underwriting of securities transactions, principal trading and ongoing service to clients.

On April 4, 2007, CI acquired control of Rockwater Capital Corporation ("Rockwater") and its subsidiaries, including Blackmont, a full-service investment dealer, KBSH, an investment counselling firm, and Lakeview, a mutual fund company. On September 1, 2007, Rockwater was amalgamated with Blackmont and continued as Blackmont. On January 1, 2008, Lakeview was amalgamated with CI Investments to continue as CI Investments.

Fee-Earning Assets and Sales

Total fee-earning assets, which include CI mutual and segregated funds, United funds, structured products, KBSH assets (collectively, assets under management or AUM), AWM assets under administration, Blackmont assets under administration and other fee-earning assets at March 31, 2008 were $99.8 billion, an increase of 6% from $94.5 billion at March 31, 2007. As shown in the following chart, these assets are represented by $62.3 billion in retail managed funds, $0.6 billion in structured products, $2.9 billion in institutional managed assets at KBSH, $23.3 billion in AWM assets under administration, $9.2 billion in Blackmont assets under administration and $1.5 billion in other fee-earning assets.

FEE-EARNING ASSETS

AS AT MARCH 31

(in billions)	2008	2007	% change
Retail managed funds	$62.3	$63.7	(2)
Structured products	0.6	0.9	(33)
Total retail assets under management	$62.9	$64.6	(3)
Institutional managed assets	2.9	–	n/a
Total assets under management	$65.8	$64.6	2
AWM assets under administration	23.3	28.0	(17)
Blackmont assets under administration	9.2	–	n/a
Total assets under administration*	$32.5	$28.0	16
CI other fee-earning assets	1.5	1.9	(21)
Total fee-earning assets	$99.8	$94.5	6

***Includes $11.9 billion and $13.3 billion in assets managed by CI Investments and United in 2008 and 2007, respectively.**

Retail assets under management form the majority of CI's fee-earning assets and provide most of its revenue and net income. The change in assets under management during the quarter ended March 31, 2008 is detailed in the table below.

(in billions)	Quarter ended March 31, 2008
Retail assets under management at December 31, 2007	$64.2
Gross sales	3.5
Redemptions	3.0
Net sales	0.5
Market performance	(1.8)
Retail assets under management at March 31, 2008	$62.9

The table below sets out the levels of and the change in CI's average retail assets under management and the gross and net sales levels for the relevant periods. As most of CI's revenue and expenses are based on assets throughout the year, average asset levels are critical to the analysis of CI's financial results. The change in CI's average retail assets is the result of poor market performance as CI's funds experienced positive net sales.

(in billions)	Quarter ended March 31, 2008	Quarter ended December 31, 2007	Quarter ended March 31, 2007
Average retail assets under management	$61.818	$64.485	$63.706
Change (consecutive / year over year)	-4.1% / -3.0%		
Gross sales	$3.5	$2.6	$3.5
Net sales	$0.5	$0.3	$0.9

Net sales of stand-alone mutual funds reported by the Investment Funds Institute of Canada ("IFIC") were $9.2 billion for the three months ended March 31, 2008, down over $7.9 billion from industry net sales of $17.1 billion for the same three-month period last year. The market volatility of the past several months continued to impact the industry in the form of reduced low long-term sales. Sales and assets reported by IFIC are helpful as an indicator of trends affecting a significant portion of CI's business.

Results of Operations

CI reported net income of $139.4 million ($0.50 per unit) for the quarter ended March 31, 2008, a decrease of 2% from the $142.1 million ($0.51 per unit) reported in the quarter ended March 31, 2007 and a decrease of 26% from the $187.7 million ($0.66 per unit) reported in the previous quarter ended December 31, 2007.

In the quarter ended March 31, 2008, income tax recoveries were $7.5 million versus $5.0 million in the quarter ended March 31, 2007. In the previous quarter ended December 31, 2007, an income tax recovery of $51.5 million was recorded, of which $36.4 million pertained to lower future tax rates that were substantively enacted during that quarter.

The results of operations include amounts recorded for equity-based compensation expense, which varies from period to period based on CI's unit price, the extent of vesting during the period and the price at which options were exercised during the period. Earnings for the quarter ended March 31, 2008 were increased by equity-based compensation recoveries of $13.8 million ($9.1 million after-tax), versus expenses of $6.4 million ($4.1 million after-tax) in the quarter ended March 31, 2007 and $4.8 million ($3.0 million after-tax) in the quarter ended December 31, 2007.

CI's pre-tax operating earnings, as set out in the table below, adjust for the impact of equity-based compensation and gains on marketable securities. Redemption fee revenue and the amortization of deferred sales commissions and fund contracts are also deducted to remove the impact of back-end financed assets under management.

Redemption fee revenue rose to $9.8 million in the first quarter from $7.6 million in the fourth quarter of 2007 and $8.6 million for the quarter ended March 31, 2007. Redemption fee revenue has generally been declining as back-end assets are aging, and therefore pay a lower redemption fee rate when redeemed; however, this quarter the volume of redemptions increased over comparative periods.

Pre-Tax Operating Earnings

CI uses pre-tax operating earnings to assess its underlying profitability. CI defines pre-tax operating earnings as income before income taxes less redemption fee revenue and investment gains, plus equity-based compensation expense and amortization of deferred sales commissions ("DSC") and fund contracts.

(in millions, except per unit amounts)	Quarter ended March 31, 2008	Quarter ended December 31, 2007	Quarter ended March 31, 2007
Income before income taxes	$131.9	$136.2	$137.1
Less:			
Redemption fees	9.8	7.6	8.6
Gain on marketable securities and fund contracts	0.0	1.4	0.2
Add:			
Amortization of DSC and fund contracts	34.5	33.1	28.1
Equity-based compensation expense	(13.8)	4.8	6.4
Pre-tax operating earnings	$142.8	$165.1	$162.8
per unit	$0.51	$0.58	$0.58

Amortization of deferred sales commissions and fund contracts increased to $34.5 million in the quarter ended March 31, 2008 from $33.1 million in the quarter ended December 31, 2007 and $28.1 million in the first quarter of 2007. The increase is a result of higher spending on deferred sales commissions, which has grown from $80 million per year in 2003 to $180 million over the past year.

Pre-tax operating earnings per unit were down for the quarter ended March 31, 2008, compared with both the previous quarter ended December 31, 2007 and the comparative quarter ended March 31, 2007, as average retail assets under management and CI's operating margin declined within the Asset Management segment and revenues fell in the Asset Administration segment.

EBITDA for the quarter ended March 31, 2008 was $181.5 million ($0.65 per unit), an increase of 3% from $175.6 million ($0.63 per unit) for the quarter ended March 31, 2007. The increase is due to the equity-based compensation recoveries discussed above and the inclusion of Blackmont in the current year. EBITDA was down slightly from $184.2 million ($0.65 per unit) in the previous quarter as a result of lower average assets under management and a decline in the margin on those assets, despite the equity-based compensation recoveries this quarter.

Interest expense increased slightly due to higher debt levels, as discussed under "Liquidity and Capital Resources" although the average interest rate paid declined. CI's debt increased primarily due to the funding of deferred sales commissions and the repurchase of units. Debt is generally used to fund growth in the company as well as to repurchase unit capital. EBITDA provides information on the results of operations prior to the impact of such capital structure decisions and financing activities on interest expense.

EBITDA

CI uses EBITDA (earnings before interest, taxes, depreciation and amortization) to assess its underlying profitability prior to the impact of its financing structure, income taxes and the amortization of deferred sales commissions, fund contracts and capital assets. This also permits comparisons of companies within the industry, before any distortion caused by different financing methods, levels of taxation and mix of business between front-end and back-end sales commission assets under management. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.

(in millions, except per unit amounts)	Quarter ended March 31, 2008	Quarter ended December 31, 2007	Quarter ended March 31, 2007
Net income	$139.4	$187.7	$142.1
Add (deduct):			
Interest expense	11.8	11.4	7.6
Income tax expense (recovery)	(7.5)	(51.5)	(5.0)
Amortization of DSC and fund contracts	34.5	33.1	28.1
Amortization of other items	3.3	3.5	2.8
EBITDA	$181.5	$184.2	$175.6
per unit	$0.65	$0.65	$0.63
EBITDA margin (as a % of revenue)	46%	43%	48%

Asset Management Segment

The Asset Management segment of the business is CI's principal business segment and includes the operating results and financial position of CI Investments, United, and KBSH.

Results of Operations

The table that follows presents the operating results for the Asset Management segment:

(in millions)	Quarter ended March 31, 2008	Quarter ended December 31, 2007	Quarter ended March 31, 2007
Management fees	$301.0	$322.2	$314.6
Other revenue	13.1	19.3	10.6
Total revenue	314.1	341.5	325.2
Selling, general and administrative	43.4	63.2	61.1
Trailer fees	90.2	97.5	92.5
Amortization of deferred sales commissions and fund contracts	34.8	33.3	28.4
Other expenses	5.6	7.9	1.6
Total expenses	174.0	201.9	183.6
Income before income taxes and non-segmented items	$140.1	$139.6	$141.6

Income before income taxes and interest expense for CI's principal segment was $140.1 million for the quarter ended March 31, 2008, compared with $141.6 million in the same period last year and $139.6 million in the previous quarter. This lack of growth reflects declines in revenue caused by lower assets under management and lower margins, offset by a drop in expenses primarily equity-based compensation.

Revenues

Revenues from management fees were $301.0 million for the quarter ended March 31, 2008, a decrease of $13.6 million or 4% from the quarter ended March 31, 2007 and down $21.2 million or 7% from the previous quarter ended December 31, 2007. The decreases are mainly attributable to lower average retail assets under management, which were 3% lower than the same period last year and 4% lower than the previous quarter. As a percentage of average retail assets under management, management fees were 1.958% for the quarter ended March 31, 2008, down from 2.003% in the first quarter last year and 1.982% in the fourth quarter.

Average management fee rates have decreased as a result of a change in the mix between equity, bond and money market funds towards money market funds, on which CI receives a lower management fee. As well, there is a continuing trend towards a higher proportion of CI's assets being Class F and Class I funds, which have lower management fees. Class F funds pay no trailer fees to advisors, who typically charge their clients a flat or asset-based fee. Class I funds have reduced management fees for institutional clients with large holdings. At March 31, 2008, there were $747.0 million and $6.5 billion in Class F and Class I funds, respectively, compared with $698.4 million and $6.2 billion at March 31, 2007.

For the quarter ended March 31, 2008, other revenue was $13.1 million, increasing from $10.6 million for the quarter ended March 31, 2007. Included in the quarter ended March 31, 2008 is $3.0 million from KBSH, which CI did not own in the year-earlier period.

The largest component of other revenue is redemption fees. Redemption fees were $9.8 million for the quarter ended March 31, 2008. In comparison, redemption fees were $8.6 million in the first quarter of 2007 and $7.6 million for the fourth quarter. The increase in redemption fees over the comparative periods is a result of higher redemption levels in the first quarter this year.

Expenses

Selling, general and administrative ("SG&A") expenses for the Asset Management segment were $43.4 million for the quarter ended March 31, 2008. This is a decline from $61.1 million for the quarter ended March 31, 2007 and $63.2 million for the quarter ended December 31, 2007. Included in SG&A are expenses relating to CI's equity-based compensation plan. The equity-based compensation expense within the Asset Management segment was $6.4 million and $4.8 million for the quarters ended March 31, 2007 and December 31, 2007, respectively, compared with an expense recovery of $14.3 million for the current quarter ended March 31, 2008.

At December 31, 2007, based on the price per CI trust unit of $28.07, the potential payment on all vested equity-based compensation outstanding, plus the proportion of unvested amounts, was $27.2 million. Based on the price per CI trust unit at March 31, 2008 of $21.79 and the options that were exercised during the quarter, the equity-based compensation liability decreased by $15.9 million to $11.3 million. The decline in the liability was primarily a result of the decline in the unit price during the quarter ended March 31, 2008. Although CI acknowledges that the equity-based compensation expense is clearly a cost of business that is tied to the performance of CI's trust unit price, the financial results presented hereinafter both include and exclude the expense to aid the reader in conducting a comparative analysis.

SG&A expenses net of the amount related to equity-based compensation ("net SG&A") were $57.7 million for the quarter ended March 31, 2008, $58.4 million for the previous quarter ended December 31, 2007 and $54.8 million for the quarter ended March 31, 2007. The increase from the prior year is due growth in infrastructure and compensation.

As a percentage of average retail assets under management, net SG&A expenses were 0.38% for the quarter ended March 31, 2008. This compares with 0.36% for the three months ended December 31, 2007 and 0.35% for the quarter ended March 31, 2007, and reflects that while during the year spending grew modestly, assets under management fell slightly.

Trailer fees decreased from $92.5 million for the quarter ended March 31, 2007 and $97.5 million for the quarter ended December 31, 2007 to $90.2 million for the quarter ended March 31, 2008. Net of intersegment amounts, this expense decreased to $85.9 million from $89.0 million for the quarter ended March 31, 2008 and $93.8 million in the quarter ended December 31, 2007.

The overall decrease in trailer fees is consistent with the decrease in assets under management and an increase in the proportion of assets held in money market and bond funds which pay lower trailer fees. As a percentage of average retail assets, trailer fees were 0.56% for the quarter ended March 31, 2008 compared with 0.57% and 0.58% in the first and fourth quarters, respectively, in the prior year.

For the quarter ended March 31, 2008, CI's operating profit margin on the Asset Management segment, as a percentage of average retail assets under management and adjusted for equity-based compensation expense, was 1.025%, down from 1.087% for the first quarter last year and 1.046% in the fourth quarter. The decline was a result of lower management fees and higher SG&A costs, offset by lower trailer fees.

Generally, the trend in CI's margins has been gradually downward. Increasing competition and changes in the product platforms through which an increasing amount of funds are sold have pushed management fee rates lower. In recent years, an increasing proportion of funds have been sold with a front-end sales charge, resulting in higher trailer fees and contributing to the decline in margins. However, this quarter the decline in management fees and trailer fee rates was primarily a result of an increase in the percentage of assets in money market funds relative to CI's total assets under management. While CI has historically been able to limit growth in SG&A expenses below the growth in assets under management in order to mitigate the decline in its margins, this is particularly difficult in periods when assets under management decline.

Commissions paid from CI's cash resources on the sale of funds on a deferred sales charge basis are, for financial reporting purposes, amortized evenly over the 36 or 84 months immediately following the sale of the funds, for low-load or full-load deferred sales charges, respectively. The actual cash payment in any period is reported in the Consolidated Statements of Cash Flows under Investing Activities. Amortization of deferred sales commissions was $33.4 million for the quarter ended March 31, 2008, up from $27.4 million in the same quarter last year and $32.1 million in the previous quarter. The increase is consistent with the increase in deferred sales commissions paid in the last four fiscal years.

Operating Profit Margin

CI monitors its operating profitability on assets under management within its Asset Management segment by measuring the operating profit margin, which is defined as management fees from funds less trailer fees and SG&A expenses net of equity-based compensation expense (recovery), calculated as a percentage of average assets under management.

(as a % of average retail AUM)	Quarter ended March 31, 2008	Quarter ended December 31, 2007	Quarter ended March 31, 2007
Management fees	1.958	1.982	2.003
Less:			
Trailer fees	0.558	0.577	0.567
Net SG&A expenses	0.375	0.359	0.349
Operating profit margin	1.025	1.046	1.087

Other expenses increased from $1.6 million for the quarter ended March 31, 2007 to $5.6 million for the quarter ended March 31, 2008. Included in other expenses are distribution fees to limited partnerships, which decreased to $0.6 million in the first quarter this year from $0.8 million for the comparative period last year. Other expenses also included $2.5 million related to KBSH for the quarter ended March 31, 2008.

Asset Administration Segment

The Asset Administration segment includes the operating results and financial position of Blackmont and AWM and its subsidiaries, including ACM and AFM.

Results of Operations

The table that follows presents the operating results for the Asset Administration segment:

(in millions)	Quarter ended March 31, 2008	Quarter ended December 31, 2007	Quarter ended March 31, 2007
Administration fees	$101.4	$106.8	$72.1
Other revenue	9.2	4.3	3.0
Total revenue	110.6	111.1	75.1
Selling, general and administrative	34.4	29.2	12.3
Investment dealer fees	70.9	72.7	58.3
Amortization of deferred sales commissions and fund contracts	0.4	0.4	0.4
Other	2.7	0.5	0.2
Total expenses	108.4	102.8	71.2
Income before income taxes and non-segmented items	$2.2	$8.3	$3.9

The Asset Administration segment had income before income taxes and non-segmented items of $2.2 million for the quarter ended March 31, 2008, a decline from $3.9 million for the quarter ended March 31, 2007 and $8.3 million in the quarter ended December 31, 2007. The decrease this quarter is primarily the result of higher SG&A expenses.

Revenues

Administration fees are earned on assets under administration in the AWM and Blackmont business and from the administration of third-party business. These fees were $101.4 million for the quarter ended March 31, 2008 (of which $37.1 million related to Blackmont), an increase of 41% from the $72.1 million for the same period last year. Net of intersegment amounts, administration fee revenue was $74.4 million for the quarter ended March 31, 2008, up from $40.8 million for the quarter ended March 31, 2007. The year-over-year increase in administration fee revenue is due to the increase in assets under administration over the past year resulting from the inclusion of Blackmont. Administration fees this quarter were down from $106.8 million in the fourth quarter (of which $45.8 million related to Blackmont) and $81.3 million net of intersegment items. Administration fees should be considered in conjunction with investment dealer fees, an expense that represents the payout to financial advisors.

Other revenues earned by the Asset Administration segment are mainly comprised of interest income on cash balances, fees related to registered accounts and foreign exchange gains and losses. For the quarter ended March 31, 2008, other revenues were $9.2 million, increasing from $3.0 million for the first quarter last year and $4.3 million in the fourth quarter.

Expenses

Investment dealer fees are the direct costs attributable to the operation of the AWM and Blackmont dealerships, including payments to financial advisors based on the revenues generated from assets under administration. These fees decreased as a result of lower revenues and were $70.9 million for the first quarter ended March 31, 2008, down from $72.7 million for the fourth quarter ended December 31, 2007. The current period expense was an increase from $58.3 million for the comparative period last year, reflecting the acquisition of Blackmont. Dealer gross margin was $30.5 million or 30.1% of administration fee revenue for the quarter ended March 31, 2008, compared to $34.1 million or 31.9% of administration fees last quarter and $13.8 million or 19.1% for the same quarter last year, which excluded Blackmont.

The increase in year-over-year gross margin detailed in the table below is a result of the acquisition of Blackmont. The compensation directly tied to fee revenue is lower at Blackmont (where SG&A costs are generally paid by Blackmont) than at AWM (where SG&A costs are generally borne by the advisor). These two businesses have different business models and therefore are operated separately, sharing certain key infrastructure and services from CI. At AWM, the payout rate to advisors has been increasing because the firm has been successful in attracting advisors with large books of business and other advisors have been consolidating their books.

Selling, general and administrative ("SG&A") expenses for the segment were $34.4 million for the three months ended March 31, 2008, up from the $29.2 million for the fourth quarter of 2007. AWM and Blackmont accounted for $2.8 million and $2.4 million of this increase respectively.

Dealer Gross Margin

CI monitors its operating profitability on the revenues earned within its Asset Administration segment by measuring the dealer gross margin, which is calculated as administration fee revenue less investment dealer fees, divided by administration fee revenue. CI uses this measure to assess the margin remaining after the payout to advisors.

(in millions)	Quarter ended March 31, 2008	Quarter ended December 31, 2007	Quarter ended March 31, 2007
Administration fees	$101.4	$106.8	$72.1
Less:			
Investment dealer fees	70.9	72.7	58.3
	$30.5	$34.1	$13.8
Dealer gross margin	30.1%	31.9%	19.1%

Liquidity and Capital Resources

The balance sheet for CI at March 31, 2008 reflects total assets of $3.75 billion, an increase of $121.6 million from $3.63 billion at December 31, 2007. This is represented by an increase in current assets of $100.0 million and an increase in long-term assets of $21.6 million. CI's cash balance increased by $7.8 million in the quarter ended March 31, 2008.

CI generates significant cash flow from its operations. Cash flow provided by operating activities was $173.6 million for the quarter ended March 31, 2008. Excluding the change in working capital, cash flow from operations was $151.8 million. Both levels of cash flow were sufficient to meet distributions during the period.

CI purchased $0.2 million in marketable securities and disposed of $1.5 million for a net increase in cash of $1.3 million in the quarter ended March 31, 2008. The fair value of marketable securities at March 31, 2008 was $19.0 million. Marketable securities are comprised of seed capital investments in its funds and other strategic investments.

Accounts receivable and prepaid expenses increased to $237.0 million from $211.6 million at December 31, 2007. The future income tax asset decreased by $5.1 million as a result of the $15.9 million decrease in the equity-based compensation liability.

Long-term assets increased primarily as a result of a $22.4 million increase in deferred sales commissions, reflecting new sales commissions incurred of $55.7 million net of $33.3 million of amortization during the quarter ended March 31, 2008.

Liabilities increased by $171.3 million during the quarter ended March 31, 2008. The increase in the current portion of long-term debt totalling $81.6 million was the main contributor to this change. Current income taxes payable decreased by $1.2 million. Future income taxes payable decreased by $15.2 million mainly due to a reduction in timing differences, offset by higher deferred sales commissions paid compared to the amount amortized for the quarter. In addition, the equity-based compensation liability decreased by $15.9 million, as CI's unit price closed down $6.28 on the quarter and there were fewer options outstanding at the end of March 31, 2008.

CI drew $113.1 million on its credit facility during the quarter ended March 31, 2008, increasing long-term debt. At March 31, 2008, CI had drawn $1,041.0 million at an average rate of 3.87%, compared with $927.9 million drawn at an average rate of 4.90% at December 31, 2007. Net of cash and marketable securities, debt was $958.7 million at March 31, 2008, versus $848.3 million at December 31, 2007.

Interest expenses of $11.8 million were recorded for the quarter ended March 31, 2008, compared with $7.6 million for the quarter ended March 31, 2007. This increase in interest expenses reflects higher average debt levels. Principal repayments are only required under the facility should the bank decide not to renew the facility on its anniversary, in which case the principal would be repaid in 48 equal monthly instalments. These payments would be payable beginning June 2008 should the bank not renew the facility. On January 14, 2008, the facility was amended to increase the amount that may be borrowed by $100 million. The current limit on the facility is $1.1 billion.

CI's main uses of capital are the financing of deferred sales commissions, the payment of distributions on its Exchangeable LP units and Trust units, the funding of capital expenditures and the repurchase of Trust units through its normal course issuer bid program.

CI paid sales commissions of $55.7 million in the quarter ended March 31, 2008. This compares to $59.0 million in the quarter ended March 31, 2007. The amount of deferred sales commissions incurred in the quarter ended March 31, 2008 relates to sales of back-end load units of approximately $380 million per month.

During the quarter ended March 31, 2008, CI incurred capital expenditures of $2.0 million, primarily for computer hardware and software.

Unitholders' equity decreased $49.7 million in the quarter ended March 31, 2008. During the quarter, CI repurchased Trust units under its normal course issuer bid, in part to satisfy obligations under its deferred equity unit plan, at a cost of $69.3 million. CI declared distributions of $133.8 million ($151.5 million paid), which was less than net income for the quarter ended March 31, 2008 by $5.6 million.

Distributable Cash

(in millions, except per unit amounts)	Quarter ended March 31, 2008	Quarter ended March 31, 2007	Since inception June 30, 2006 to March 31, 2008
Cash flow from operating activities	$173.6	$159.3	$1,105.7
Less:			
Capital expenditures	2.0	0.6	10.6
Deferred sales commissions	55.7	59.0	309.7
Restrictions on distributions	–	–	–
Standardized distributable cash	115.9	99.7	785.4
per unit	0.414	0.356	2.786
Add adjusting items:			
Growth portion of deferred sales commissions	41.7	44.0	208.7
Equity-based compensation	1.2	2.8	46.3
Non-cash working capital change	(21.8)	7.8	14.4
Adjusted distribution base	137.0	154.3	1,054.8
per unit	0.490	0.551	3.742
Distributions paid	151.5	151.4	1,060.2
per unit	0.54	0.54	3.745
Cost of unit repurchases	69.3	15.9	289.1
Pay-out ratio on standardized distributable cash	191%	168%	172%
Pay-out ratio on adjusted distribution base	161%	108%	128%
Pay-out ratio on adjusted distribution base, net of unit repurchases	111%	98%	101%

The above calculation of standardized distributable cash is a simple measure of the cash available to be paid out to unitholders. It is intended to rely solely on items recorded in accordance with GAAP. The calculation starts with cash flows from operating activities less cash outlays in the period for tangible and intangible capital assets, which in CI's case includes capital expenditures and deferred sales commissions, and contractual limitations or restrictions on the distribution of cash in the period by virtue of a covenant within a debt agreement, of which CI has none.

CI believes that this measure, while standardized, does not capture the amount available to be distributed to unitholders and has therefore provided a calculation of an adjusted distribution base above. CI makes three adjustments, as set out below.

CI defines its productive capacity as its assets under management. This is split into two pools, front-end and back-end financed assets. Front-end financed assets do not require any investment by CI, whereas CI pays the commission to investment advisors for back-end financed assets. CI allocates a portion of its spending on deferred sales commissions as the amount required to replenish that productive capacity when back-end financed assets are redeemed by investors. Any incremental spending on deferred sales commissions is viewed as growing CI's productive capacity and is financed by debt, not out of current period cash flow.

CI also adjusts for the cash-settled component of equity-based compensation, on an after-tax basis. These amounts are the result of increases in the unit price of CI and could have been settled with units. It is therefore viewed as a financing item and is added towards the adjusted distribution base.

Other than moderate seasonal fluctuations, CI's business does not require incremental working capital at its current productive capacity; it is an amount that may grow with the growth of CI and would therefore be financed with debt. The change in working capital is therefore an additional adjustment in calculating the adjusted distribution base.

CI generally distributes most of its adjusted distribution base, with the view that the adjusting items are either expenditures related to growth in the business or other financing items to be considered in conjunction with the debt and equity components of CI's balance sheet.

The pay-out ratio on standardized distributable cash as set out in the table above includes the amount disbursed on the repurchase of units during the period. The pay-out ratio on the adjusted distribution base is calculated both with and without the unit repurchase amount. To date, all distributions paid have been on account of income. CI does not expect to make payments on account of capital, nor does it anticipate making payments on account of dividend.

CI's productive capacity, and therefore its ability to maintain distributions, is dependent on the amount of net sales of its funds (gross sales less redemptions) and the market performance of those funds. CI's strategy with respect to its productive capacity is to offer a wide range of products to investors, to continually enhance and develop products and to ensure the funds are managed by highly skilled portfolio managers. CI faces strong competition for investors, which it meets through providing excellent products at reasonable pricing, and margin pressure, which it offsets with increased economies of scale and efficiency in its operations.

Approximately one-third of CI's gross sales are back-end financed, and CI uses debt to finance about 70% of the deferred sales commissions paid thereon. Given the amount of required financing relative to the overall size of CI's enterprise value, CI has sufficient room to continue to finance this growth with debt. CI's current ratio of debt to EBITDA is 1.4:1. CI is comfortable with this ratio and has a long-term target of 1:1. It is forecast that over the next five years, absent acquisitions in which debt is increased, the amount of debt incurred to finance growth will fall below the amount of increase in EBITDA and the ratio of debt to EBITDA will trend lower.

CI is well within its financial covenants with respect to its credit facility, which require that the debt service ratio, currently at 2 times, remains above 1.5 and that the debt to EBITDA ratio remain below 2.25 to 1.

Risk Management

The disclosures below provide an analysis of the risk factors affecting CI's business operations.

Market Risk

Market risk is the risk of a financial loss resulting from adverse changes in underlying market factors, such as interest rates, foreign exchange rates, and equity and commodity prices. A description of each component of market risk is described below:

- Interest rate risk is the risk of gain or loss due to the volatility of interest rates.
- Foreign exchange rate risk is the risk of gain or loss due to volatility of foreign exchange rates.
- Equity risk is the risk of gain or loss due to the changes in the prices and the volatility of individual equity instruments and equity indexes.

CI's financial performance is indirectly exposed to market risk. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance and may adversely affect CI's assets under management, management fees and revenues, which would reduce cash flow to CI and ultimately CI's distributions.

Asset Management Segment

CI is subject to market risk throughout its Asset Management business segment. The following is a description of how CI mitigates the impact this risk has on its financial position and operating earnings.

Management of the Asset Management segment's market risk is the responsibility of the Chief Compliance Officer, who reports to CI's senior management. The Compliance group has established a control environment that ensures risks are reviewed regularly and that risk controls throughout CI are operating in accordance with regulatory requirements. The Compliance group carefully reviews the exposure to interest rate risk, foreign currency risk and equity risk by monitoring and identifying any potential market risks to CI's senior management. When a particular market risk is identified, portfolio managers of the funds are directed to mitigate the risk by reducing their exposure.

At March 31, 2008, approximately 17% of CI's assets under management is held in fixed-income securities, which are exposed to interest rate risk. An increase in interest rates causes market prices of fixed-income securities to fall, while a decrease in interest rates causes market prices to rise. CI estimates that a 100 basis point change in the value of these securities would cause a change of $1.3 million in annual pre-tax earnings in the Asset Management segment.

At March 31, 2008, close to 60% of CI's assets under management is based in Canadian currency, which diminishes the exposure to foreign exchange risk. However, approximately 15% of CI's assets under management is based in U.S. currency at March 31, 2008. Any change in the value of the Canadian dollar relative to the U.S. currency will cause fluctuations in CI's assets under management upon which CI's

management fees are calculated. CI estimates that a 100 basis point change in Canadian/U.S. exchange rates would cause a change of $1.2 million in annual pre-tax earnings for the Asset Management segment.

About 70% of CI's assets under management is held in equity type securities, which are subject to equity risk. Equity risk is classified into two categories: general equity risk and issuer-specific risk. CI employs internal and external fund managers to take advantage of these individuals' expertise in particular market niches, sectors and products and to reduce issuer-specific risk through diversification. CI estimates that a 100 basis point change in the prices of equity indexes would cause a change of $5.5 million in the Asset Management segment's annual pre-tax earnings.

Asset Administration Segment

CI Asset Administration business is exposed to market risk. The following is a description of how CI mitigates the impact this risk has on its financial position and results of operations.

Risk management for the Asset Administration segment is the responsibility of the Chief Compliance Officers and senior management. Responsibilities include ensuring policies, processes and internal controls are in place and in accordance with regulatory requirements. CI's internal audit department reviews CI's adherence to these policies and procedures.

CI's operating results have limited exposure to the market risk impacting the Asset Administration segment given that this segment generates less than 2% ($2.2 million for the quarter ended March 31, 2008) of the total income before non-segmented items. Investment advisors regularly review their client portfolios to assess market risk and consult with clients to make appropriate changes to mitigate market risk. The effect of a 100 basis point change in any component of market risk (comprised of interest rate risk, foreign exchange risk and equity risk) would have resulted in a change of less than $1 million to the Asset Administration segment's pre-tax earnings.

Changes in Economic, Political and Market Conditions

CI's performance is directly affected by conditions in the financial markets and political conditions, including the legislation and policies of governments. The financial markets and businesses operating in the securities industry are volatile and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, all of which are beyond the control of CI. There can be no assurance that financial market performance will be favourable in the future. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance and may adversely affect CI's assets under management, fees and/or revenues, which would reduce cash flow to CI and ultimately CI's distributions.

Investment Performance of the Funds

If the funds managed by CI are unable to achieve investment returns that are competitive with or superior to those achieved by other comparable investment products offered by CI's competitors, such funds may not attract assets through gross sales or may experience redemptions, which may have a negative impact on CI's assets under management. This would have a negative impact on CI's revenue and profitability.

Competition

CI operates in a highly competitive environment, with competition based on a variety of factors, including the range of products offered, brand recognition, investment performance, business reputation, financing strength, the strength and continuity of institutional, management and sales relationships, quality of service, level of fees charged and level of commissions and other compensation paid. CI competes with a large number of mutual fund companies and other providers of investment products, investment management firms, broker-dealers, banks, insurance companies and other financial institutions. Some of these competitors have greater capital and other resources, and offer more comprehensive lines of products and services than CI. The trend toward greater consolidation within the investment management industry has increased the strength of a number of CI's competitors. Additionally, there are few barriers to entry by new investment management firms, and the successful efforts of new entrants has resulted in increased competition. CI's competitors seek to expand market share by offering different products and services than those offered by CI. There can be no assurance that CI will maintain its current standing in the market or its current market share, and that may adversely affect the business, financial condition or operating results of CI.

Management Fees and Other Costs

CI's ability to maintain its management fee structure will be dependent on its ability to provide investors with products and services that are competitive. There can be no assurance that CI will not come under competitive pressure to lower the fees charged or that it will be able to retain the current fee structure, or with such fee structure, retain its investors in the future. Changes to management fees, commission rates, structures or service fees related to the sale of mutual funds and closed-end funds could have an adverse effect on CI's operating results. By reason of CI's implementation in 2005 of fixed administration fees for its mutual funds, a significant decrease in the value of the relevant funds, in combination with the fixed administration fees, could reduce margins and have an adverse effect on CI's operating results.

Regulation of CI

Certain subsidiaries of CI are heavily regulated in all jurisdictions where they carry on business. Laws and regulations applied at the national and provincial level generally grant governmental agencies and self-regulatory bodies broad administrative discretion over the activities of CI, including the power to limit or restrict business activities. Possible sanctions include the revocation or imposition of conditions on licenses to operate certain businesses, the suspension or expulsion from a particular market or jurisdiction of any of CI's business segments or its key personnel or financial advisors, and the imposition of fines and censures. It is also possible that the laws and regulations governing a subsidiary's operations or particular investment products or services could be amended or interpreted in a manner that is adverse to CI. To the extent that existing or future regulations affecting the sale or offering of CI's product or services or CI's investment strategies cause or contribute to reduced sales of CI's products or lower margins or impair the investment performance of CI's products, CI's aggregate assets under management and its revenues may be adversely affected.

General Business Risk and Liability

Given the nature of CI's business, CI may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing CI, its trustees, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors' funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or expulsion from a self-regulatory organization or the suspension or revocation of CI's subsidiaries' right to carry on their existing business. CI may incur significant costs in connection with such potential liabilities.

Leverage and Restrictive Covenants

The ability of CI to make distributions or dividends or other payments is subject to applicable laws and contractual restrictions contained in the instruments governing any indebtedness of CI and its subsidiaries (including CI's credit facility). The degree to which CI is leveraged could have important consequences to Unitholders, including: CI's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; CI may be unable to refinance indebtedness on terms acceptable to it or at all; and a significant portion of CI's cash flow from operations may be dedicated to the payment of the principal and interest on its indebtedness, thereby reducing the funds available for future operations. The credit facility contains a number of financial covenants that require CI to meet certain financial ratios and financial condition tests. A failure to comply with the obligations in CI's credit facility could result in a default which, if not cured or waived, could result in a termination of distributions by CI and permit acceleration of the relevant indebtedness. If the indebtedness under CI's current credit facility were to be accelerated, there can be no assurance that CI's assets would be sufficient to repay in full that indebtedness. In addition, CI's current credit facility matures no later than the fourth anniversary thereof (unless the bank elects to extend the term at its annual renewal). There can be no assurance that future borrowings or equity financing will be available to CI, or available on acceptable terms, in an amount sufficient to fund CI's needs.

Fluctuation of Cash Distributions

Although CI intends to distribute the income it earns, there can be no assurance regarding the amount of cash distributions distributed upstream from its subsidiaries. The actual amount of distributions paid depends upon numerous factors, all of which are susceptible to a number of risks and other factors beyond the control of CI. Distributions are not guaranteed and will fluctuate with the performance of the business.

Unit Price Risk

Unit price risk arises from the potential adverse impact on CI's earnings due to movements in CI's unit price. CI's equity-based compensation liability is directly affected by fluctuations in CI's unit price. CI's senior management actively manages equity risk by employing a number of techniques. This includes closely monitoring fluctuations in CI's unit price and purchasing CI units at optimal times on the open market for the trust created solely for the purposes of holding CI units for CI's equity-based compensation. As well, CI has in the past entered into total return swap transactions to mitigate its exposure to the price of CI units and the resulting fluctuations in its equity based compensation. The effect of a $1.00 change in CI's unit price at March 31, 2008 would have resulted in a change of approximately in $2.4 million in equity-based compensation.

Related Party Transactions

Sun Life is a related party as a result of its ownership of 36.5% of CI's outstanding units. In fiscal 2003, in conjunction with the acquisition of Spectrum Investment Management Limited ("Spectrum") and Clarica Diversico Ltd. ("Diversico"), CI and Sun Life entered into an arrangement whereby, among other things, Sun Life would distribute CI's funds through Sun Life's sales force on a preferred basis and that CI would perform essentially all administrative and management services to Sun Life's Clarica and Sun*Wise* segregated funds. These activities are in the normal course of business for CI and Sun Life is compensated at normal commercial rates as a distributor of fund products as disclosed in the funds' prospectus or other offering documents. These payments are in the form of commissions on sales of funds on a deferred sales charge basis ($14.7 million for the quarter ended March 31, 2008 versus $16.8 million for the quarter ended March 31, 2007) and trailer fees ($24.3 million for the quarter ended March 31, 2008 versus $24.7 million for the quarter ended March 31, 2007).

Unit Capital

As at March 31, 2008, CI had 132,503,499 Trust units and 146,648,721 Exchangeable LP units outstanding. The Exchangeable LP units may be exchanged for Trust units at any time.

At March 31, 2008, 2.8 million options to purchase Trust units were outstanding, of which 2.0 million options were exercisable.

Contractual Obligations

The table that follows summarizes CI's contractual obligations at March 31, 2008.

PAYMENTS DUE BY PERIOD

(millions)	Total	Less than 1 year	2	3	4	5	5 or more years
Long-term debt	$1,041.0	$216.9	$260.3	$260.3	$260.3	$43.2	–
Operating leases	62.9	18.0	14.9	10.2	6.9	5.4	7.5
Total	$1,103.9	$234.9	$275.2	$270.5	$267.2	$48.6	$7.5

Significant Accounting Estimates

The consolidated interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles. For a discussion of all significant accounting policies, refer to Note 1 of the Notes to the Consolidated Financial Statements included in CI's 2007 Annual Report.

Changes in Significant Accounting Policies

On January 1, 2008, CI adopted CICA Handbook Section 1535, Capital Disclosures, Section 3862, *Financial Instruments – Disclosures* and Section 3863, *Financial Instruments – Presentation.*

CICA Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital.

CICA Section 3862 and CICA Section 3863 enhance disclosures to enable users to evaluate the significance of financial instruments, the nature and extent of risks arising from financial instruments and how an entity manages such risks. The new standards require specific qualitative and quantitative disclosures about each type of risk. This includes new requirements to quantify certain risk exposures and to provide sensitivity analysis for some risks.

These standards required additional new disclosures found in Note 2 and Note 3 to the consolidated interim financial statements. The new standards did not have an impact on the financial position or results of operations of CI.

Disclosure Controls and Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer, together with management, have designed and evaluated the effectiveness of CI's disclosure controls and procedures as at March 31, 2008. They have concluded that they are reasonably assured these disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings, were effective and that material information relating to CI was made known to them within the time periods specified under applicable securities legislation.

Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP. Management has evaluated and concluded that there were no changes that materially affect, or are reasonably likely to materially affect, CI's design of internal controls over financial reporting during the quarter ended March 31, 2008.

Additional information relating to CI, including the most recent audited financial statements, management information circular and annual information form are available on SEDAR at www.sedar.com.

FINANCIAL STATEMENTS

Consolidated Statements of Income and Comprehensive Income (unaudited)

FOR THE THREE-MONTH PERIOD ENDED MARCH 31

(in thousands of dollars, except per unit amounts)	2008	2007
REVENUE		
Management fees	301,005	314,567
Administration fees	74,431	40,818
Redemption fees	9,758	8,643
Gain (loss) on sale of marketable securities	(4)	197
Other income	12,524	4,812
	397,714	369,037
EXPENSES		
Selling, general and administrative	77,790	73,426
Trailer fees	85,869	89,019
Investment dealer fees	47,406	31,911
Amortization of deferred sales commissions and fund contracts	34,528	28,143
Interest	11,792	7,647
Other	8,420	1,808
	265,805	231,954
Income before income taxes	131,909	137,083
Provision for (recovery of) income taxes		
Current	2,035	2,634
Future	(9,498)	(7,673)
	(7,463)	(5,039)
Net income for the period	139,372	142,122
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX		
Unrealized gain (loss) on available-for-sale financial assets, net of income taxes of $(621) [2007 – $56]	(3,223)	110
Reversal of gains to net income on available-for-sale financial assets, net of income taxes of nil [2007 - $(20)]	–	(40)
Total other comprehensive income (loss), net of tax	(3,223)	70
Comprehensive income	136,149	142,192
Basic and diluted earnings per unit	$0.50	$0.51

(see accompanying notes)

Consolidated Statements of Cash Flows (unaudited)

FOR THE THREE-MONTH PERIOD ENDED MARCH 31

(in thousands of dollars, except per unit amounts)	2008 $	2007 $
OPERATING ACTIVITIES		
Net income for the period	139,372	142,122
Add (deduct) items not involving cash		
Loss (gain) on sale of marketable securities	4	(197)
Equity-based compensation	(15,877)	1,997
Amortization of deferred sales commissions and fund contracts	34,528	28,143
Amortization of other	3,275	2,772
Future income taxes	(9,498)	(7,673)
	151,804	167,164
Net change in non-cash working capital balances related to operations	21,809	(7,826)
Cash and cash equivalents provided by operating activities	173,613	159,338
INVESTING ACTIVITIES		
Purchase of marketable securities	(150)	(451)
Proceeds on sale of marketable securities	1,496	3,369
Additions to capital assets	(2,012)	(607)
Deferred sales commissions paid	(55,728)	(58,978)
Additions to other assets	(1,658)	(2,382)
Cash and cash equivalents used in investing activities	(58,052)	(59,049)
FINANCING ACTIVITIES		
Increase in long-term debt	113,059	71,941
Repurchase of unit capital *[note 4(a)]*	(69,327)	(15,860)
Issuance of unit capital *[note 4(a)]*	47	37
Distributions paid to unitholders	(151,502)	(151,387)
Cash and cash equivalents used in financing activities	(107,723)	(95,269)
Net increase in cash and cash	7,838	5,020
Cash and cash equivalents, beginning of period	55,406	22,210
Cash and cash equivalents, end of period	63,244	27,230
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	12,538	7,137
Income taxes paid	3,055	2,707

(see accompanying notes)

Consolidated Balance Sheets (unaudited)

(in thousands of dollars)	as at March 31, 2008	as at December 31, 2007
ASSETS		
Current		
Cash and cash equivalents	63,244	55,406
Client and trust funds on deposit	504,075	429,016
Securities owned, at market	73,977	69,532
Marketable securities	19,028	24,222
Accounts receivable and prepaid expenses	236,953	211,629
Income taxes recoverable	–	2,348
Future income taxes	3,639	8,756
Total current assets	900,916	800,909
Capital assets, net	34,011	34,938
Deferred sales commissions, net of accumulated amortization of $430,734 (December 31, 2007 – $445,858)	562,862	540,492
Fund contracts	1,018,266	1,019,436
Goodwill	1,132,926	1,132,926
Other assets	99,166	97,848
	3,748,147	3,626,549
LIABILITIES AND UNITHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	265,173	230,371
Distributions payable	90,100	107,636
Client and trust funds payable	530,818	472,201
Securities sold short, at market	42,772	28,354
Income taxes payable	15,331	16,521
Equity-based compensation	11,274	27,151
Current portion of long-term debt	216,875	135,325
Total current liabilities	1,172,343	1,017,559
Long-term debt	824,125	792,616
Preferred shares issued by subsidiary	18,967	18,740
Future income taxes	331,731	346,967
Total liabilities	2,347,166	2,175,882
Unitholders' equity		
Unit capital *[note 4(a)]*	1,781,038	1,788,501
Contributed surplus	45,729	39,300
Deficit	(423,412)	(377,983)
Accumulated other comprehensive income	(2,374)	849
Total unitholders' equity	1,400,981	1,450,667
	3,748,147	3,626,549

(see accompanying notes)

Changes in Unitholders' Equity (unaudited)

FOR THE THREE-MONTH PERIOD ENDED MARCH 31

(in thousands of dollars, except per unit amounts)	2008 $	2007 $
UNIT CAPITAL *[note 4(a)]*		
Balance, beginning of period	1,788,501	1,652,472
Issuance of unit capital	47	37
Unit repurchase, net of issuance of unit capital on vesting of deferred equity units *[note 4(a)]*	(7,510)	(4,361)
Balance, end of period	1,781,038	1,648,148
CONTRIBUTED SURPLUS		
Balance, beginning of period	39,300	–
Compensation expense for deferred equity unit plan	17,231	10,747
Issuance of unit capital on vesting of deferred equity units	(10,802)	(419)
Balance, end of period	45,729	10,328
DEFICIT		
Balance, beginning of period	(377,983)	(281,344)
Transition adjustment on adoption of new accounting policies	–	(81)
Net income for the period	139,372	142,122
Cost of units repurchased in excess of stated value *[note 4(a)]*	(51,015)	(11,080)
Distributions declared	(133,786)	(151,334)
Balance, end of period	(423,412)	(301,717)
ACCUMULATED OTHER COMPREHENSIVE INCOME		
Balance, beginning of period	849	–
Transition adjustment on adoption of new accounting policies	–	(231)
Other comprehensive income	(3,223)	70
Balance, end of period	(2,374)	(161)
Net change in unitholders' equity during the period	(49,686)	(14,530)
Unitholders' equity, beginning of period	1,450,667	1,371,128
Unitholders' equity, end of period	1,400,981	1,356,598

(see accompanying notes)

Notes to Consolidated Financial Statements (unaudited)

[in thousands of dollars, except per unit amounts]
MARCH 31, 2008 AND 2007

CI Financial Income Fund ["CI"] is an unincorporated open-ended limited purpose trust established under the laws of the Province of Ontario pursuant to a Declaration of Trust dated May 18, 2006. CI's primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, financial planning, insurance, investment advice, wealth management and estate and succession planning. CI also participates in the underwriting of securities transactions, institutional sales and principal trading.

1. ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the accounting policies set out in the audited annual consolidated financial statements.

Change in Accounting Policies

On January 1, 2008, CI adopted CICA Handbook Section 1535, Capital Disclosures, Section 3862, *Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation.*

CICA Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity' s objectives, policies and processes for managing capital.

CICA Section 3862 and CICA Section 3863 enhance disclosures to enable users to evaluate the significance of financial instruments, the nature and extent of risks arising from financial instruments and how an entity manages such risks. The new standards require specific qualitative and quantitative disclosures about each type of risk. This includes new requirements to quantify certain risk exposures and to provide sensitivity analysis for some risks.

These standards required additional new disclosures in the notes to the consolidated financial statements [see notes 2 and 3], but did not have an impact on the financial position or results of operations of CI.

Notes to Consolidated Financial Statements (unaudited)

[in thousands of dollars, except per unit amounts]

MARCH 31, 2008 AND 2007

2. FINANCIAL INSTRUMENTS

[a] Fair value

The estimated fair values of financial instruments approximate their carrying amounts in the consolidated balance sheets. The following tables provide the carrying values for each classification of financial instruments as at March 31, 2008:

As at March 31, 2008	Held-for-trading	Designated as held-for-trading	Available-for-sale	Loans and receivables or other financial liabilities
Cash and cash equivalents	63,244	–	–	–
Client and trust funds on deposit	–	–	–	504,075
Securities owned, at market	–	73,977	–	–
Marketable securities	–	–	19,028	–
Accounts receivable	–	–	–	229,785
Other assets	–	–	10,595	88,571
Total financial assets	63,244	73,977	29,623	822,431
Accounts payable and accrued liabilities	–	–	–	265,173
Distribution payable	–	–	–	90,100
Client and trust funds payable	–	–	–	530,818
Securities sold short, at market	–	42,772	–	–
Long-term debt	–	–	–	1,041,000
Preferred shares issued by subsidiary	–	–	–	18,967
Total financial liabilities	–	42,772	–	1,946,058

As at December 31, 2007	Held-for-trading	Designated as held-for-trading	Available-for-sale	Loans and receivables or other financial liabilities
Cash and cash equivalents	55,406	–	–	–
Client and trust funds on deposit	–	–	–	429,016
Securities owned, at market	–	69,532	–	–
Marketable securities	–	–	24,222	–
Accounts receivable	–	–	–	206,088
Other assets	–	–	11,889	85,959
Total financial assets	55,406	69,532	36,111	721,063
Accounts payable and accrued liabilities	–	–	–	230,371
Distribution payable	–	–	–	107,636
Client and trust funds payable	–	–	–	472,201
Securities sold short, at market	–	28,354	–	–
Long-term debt	–	–	–	927,941
Preferred shares issued by subsidiary	–	–	–	18,740
Total financial liabilities	–	28,354	–	1,756,889

[b] Risk management

Risk management is an integrated process with independent oversight. CI's compliance group has established a control environment that ensures risks are reviewed regularly and that risk controls throughout CI are operating in accordance with regulatory requirements. CI's senior management takes an active role in the risk management process by reviewing policies and procedures within each business segment and assessing and mitigating the various financial risks that could impact CI's financial position and results of operations.

CI's financial instruments, as disclosed in note 2(a), bear the following financial risks:

Market risk

Market risk is the risk of a financial loss resulting from adverse changes in underlying market factors, such as interest rates, foreign exchange rates, and equity prices. Management of CI's market risk is the responsibility of the Chief Compliance Officer who reports to CI's senior management. The Compliance group carefully reviews the exposure to interest rate risk, foreign currency risk and equity risk by monitoring and identifying any potential market risks to CI's senior management. A description of each component of market risk is described below:

- Interest rate risk is the risk of gain or loss due to the volatility of interest rates.
- Foreign exchange rate risk is the risk of gain or loss due to volatility of foreign exchange rates.
- Equity risk is the risk of gain or loss due to the changes in the prices and the volatility of individual equity instruments and equity indexes.

i. Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Fluctuations in interest rates have a direct impact on the interest payments CI makes on its long-term debt. Debt outstanding is borrowed at a floating interest rate. The existing credit facility provides CI with the option of fixing interest rates, should CI change its view on its exposure to rising interest rates. Based on the amount borrowed under the facility at March 31, 2008, each 100 basis point increase or decrease in interest rates would result in annual interest expense increasing or decreasing $10.4 million, respectively.

ii. Foreign exchange risk

As at March 31, 2008, net financial liabilities of $0.8 million were denominated in U.S. currency. A change in U.S. exchange rates would have an immaterial impact on CI's results of operations. CI may enter into forward contracts to manage its foreign exchange exposure to currency risk.

iii. Equity risk

CI's marketable securities and securities owned or sold short are exposed to equity risk. Based on the carrying balance of these assets as disclosed in note 2(a), an increase or decrease in equity market prices by 100 basis points would result in estimated gains or losses of $0.5 million, respectively.

Notes to Consolidated Financial Statements (unaudited)

[in thousands of dollars, except per unit amounts]

MARCH 31, 2008 AND 2007

Liquidity risk

Liquidity risk arises from the possibility that CI will encounter difficulties in meeting its financial obligations as they fall due. CI manages its liquidity risk though a combination of cash received from operations as well as borrowings under its revolving credit facility. Liquidity is monitored though a daily cash management process that includes the projection of cash flows to ensure CI meets its funding obligations.

The credit facility contains a number of financial covenants that require CI to meet certain financial ratios and financial condition tests. CI is well within its financial covenants with respect to its credit facility, which require that the debt service ratio, currently at 2 times, remains above 1.5 and that the debt to earnings before interest, taxes, depreciation and amortization ratio remain below 2.25 to 1. There can be no assurance that future borrowings or equity financing will be available to CI or available on acceptable terms, in an amount sufficient to fund CI's needs.

CI's liabilities have contractual maturities, excluding interest payments, as follows:

	Total	Less than 1 year	1-2 years	2-5 years
Accounts payable & accrued liabilities	$265,173	$265,173	–	–
Distribution payable	90,100	90,100	–	–
Client and trust funds payable	530,818	530,818	–	–
Securities sold short, at market	42,772	42,772	–	–
Long-term debt	1,041,000	216,875	260,250	563,875
Preferred shares issued by subsidiary	18,967	–	18,967	–
Total	1,988,830	1,145,738	279,217	563,875

Credit risk

Credit risk arises from the potential that investors, clients or counterparties fail to satisfy their obligations.

As at March 31, 2008, financial assets of $833,026, represented by client and trust funds on deposit, accounts receivable and other assets, were exposed to credit risk. CI does not have a significant exposure to any individual counterparty. Credit risk is mitigated by regularly monitoring the credit performance of each individual counterparty and receiving collateral where appropriate.

Client and trust fund deposits consist mainly of cash deposits or unsettled trade receivables. CI may also extend amounts to clients on a margin basis for security purchases. Collateral is provided in margin accounts by each client in the form of securities purchased and/or other securities and cash balances. The credit extended is limited by regulatory requirements and by CI's internal credit policy. Credit risk is managed by dealing with counterparties CI believes to be creditworthy and by actively monitoring credit and margin exposure and the financial health of the counterparties.

Accounts receivable consists primarily of trade receivables that are outstanding for less than 90 days. As at March 31, 2008, included in accounts receivable were amounts owing of $75,260 relating to security borrowing and reverse purchase agreements transacted to facilitate the securities settlement process. These transactions are typically short-term in nature, fully collateralized by either cash or securities and are subject to daily margin calls for any deficiency between the market value of the security given and the amount of collateral received. CI manages this credit exposure by establishing and monitoring aggregate limits by counterparty for these transactions.

[in thousands of dollars, except per unit amounts]

Other assets primarily represent loans granted under CI's employee unit purchase plan and loans extended to investment advisors and capital market professionals under CI's hiring and incentive program. Employee loans are collateralized in the form of CI units and become due immediately upon termination of the employee or upon the sale of the units held as collateral. Commissions may be used to offset loan amounts made to investment advisors or capital market professionals in the event of default. Credit risk associated with other assets is limited given the nature of the relationship with the counterparties.

3. CAPITAL MANAGEMENT

CI's objectives in managing capital are to maintain a capital structure that allows CI to meet its growth strategies and build long-term unitholder value, while satisfying its financial obligations and meeting its long-term debt covenants.

CI's capital is comprised of unitholders' equity, long-term debt (including current portion of long-term debt) and preferred shares issued by subsidiary. CI's senior management is responsible for the management of capital. CI's Board of Trustees is responsible for reviewing and approving CI's capital policy and management.

CI and its subsidiaries are subject to minimum regulatory capital requirements whereby sufficient cash and other liquid assets must be on hand to maintain capital requirements rather than using them in connection with its business. Failure to maintain required regulatory capital by CI may result in fines, suspension or revocation of registration by the relevant securities regulator. As at March 31, 2008, CI met its current required capital requirements.

CI's capital consists of the following:

	as at March 31, 2008 $	as at December 31, 2007 $
Unitholders' equity	1,400,981	1,450,667
Long-term debt	1,041,000	927,941
Preferred shares issued by subsidiary	18,967	18,740
Less: cash	(63,244)	(55,406)
Total capital	2,397,704	2,341,942

Notes to Consolidated Financial Statements (unaudited)

[in thousands of dollars, except per unit amounts]

MARCH 31, 2008 AND 2007

4. UNIT CAPITAL

[a] Authorized and issued

A summary of the changes to CI's unit capital is as follows:

Units	Number of units *(in thousands)*	Stated value $
Authorized:		
An unlimited number of Trust units of CI,		
A limited number of Exchangeable LP units of Canadian International LP and special voting units of CI.		
Trust units, balance, December 31, 2007	134,713	894,230
Issuance of unit capital	2	47
Issuance of unit capital on vesting of deferred equity units	393	10,802
Unit repurchase	(2,757)	(18,312)
Conversion from Exchangeable LP units	152	925
Trust units, balance, March 31, 2008	132,503	887,692
Exchangeable LP units, balance, December 31, 2007	146,801	894,271
Conversion to Trust units	(152)	(925)
Exchangeable LP units, balance, March 31, 2008	146,649	893,346
Trust and Exchangeable LP units, December 31, 2007	281,514	1,788,501
Trust and Exchangeable LP units, March 31, 2008	279,152	1,781,038

[b] Employee incentive unit option plan

A summary of the changes in CI's Employee Unit Option Plan is as follows:

	Number of options *(in thousands)*	Weighted average exercise price $
Options outstanding, December 31, 2007	2,878	18.80
Options exercisable, December 31, 2007	2,103	18.98
Options exercised	(76)	12.89
Options cancelled	(7)	30.91
Options outstanding, March 31, 2008	2,795	18.93
Options exercisable, March 31, 2008	2,025	19.18

Options outstanding and exercisable as at March 31, 2008 are as follows:

Exercise price	Number of options outstanding *(in thousands)*	Weighted average remaining contractual life *(years)*	Number of options exercisable *(in thousands)*
10.51	69	0.0	69
15.59	445	1.0	445
17.04	653	2.2	653
18.15	1,357	2.3	612
18.94	14	2.8	9
19.34	2	2.3	1
20.02	5	2.1	3
23.06	17	2.9	11
23.09	3	3.6	1
25.55	14	3.3	5
26.70	8	1.8	8
29.95	3	1.4	3
32.47	5	0.7	5
33.20	5	1.1	5
33.56	50	0.0	50
41.14	145	0.9	145
10.51 to 41.14	**2,795**	**1.9**	**2,025**

Notes to Consolidated Financial Statements (unaudited)

[in thousands of dollars, except per unit amounts]

MARCH 31, 2008 AND 2007

[c] Compensation trust

A summary of the changes in the DEU Awards outstanding and the Trust units repurchased by the compensation trust for the DEU Plan is as follows:

	Number of DEU's *(in thousands)*
DEU Awards outstanding, December 31, 2007	**1,675**
Granted	1,139
Cancelled	(17)
Vested	(393)
DEU Awards outstanding, March 31, 2008	**2,404**

Trust units held by the compensation trust, December 31, 2007	**1,725**
Units repurchased for DEU Plan	1,079
Released on vesting	(393)
Trust units held by the compensation trust, March 31, 2008	**2,411**

[d] Basic and diluted earnings per unit

The weighted average number of units outstanding for the three-months ended March 31, is as follows:

(in thousands)	2008	2007
Basic	279,606	280,036
Diluted	280,367	280,160

[e] Maximum share dilution

The following table presents the maximum number of units that would be outstanding if all the outstanding options as at April 30, 2008 were exercised:

(in thousands)	$
Units outstanding at April 30, 2008	279,153
DEU Awards outstanding	2,401
Options to purchase Trust units	2,708
	284,262

[in thousands of dollars, except per unit amounts]

5. SEGMENTED INFORMATION

CI has two reportable segments: Asset Management and Asset Administration. These segments reflect CI's internal financial reporting and performance measurement.

The Asset Management segment includes the operating results and financial position of CI Investments and United excluding AWM, which derive their revenues principally from the fees earned on the management of several families of mutual and segregated funds.

The Asset Administration segment includes the operating results and financial position of Blackmont and AWM and its subsidiaries, including Assante Capital Management Ltd. and Assante Financial Management Ltd. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

Segmented information for the three-month period ended March 31, 2008 is as follows:

	Asset management $	Asset administration $	Intersegment elimination $	Total $
Management fees	301,005	–	–	301,005
Administration fees	–	101,388	(26,957)	74,431
Other revenue	13,073	9,205	–	22,278
Total revenue	**314,078**	**110,593**	**(26,957)**	**397,714**
Selling, general and administrative	43,366	34,424	–	77,790
Trailer fees	90,184	–	(4,315)	85,869
Investment dealer fees	–	70,867	(23,461)	47,406
Amortization of deferred sales commissions and fund contracts	34,797	376	(645)	34,528
Other expenses	5,672	2,748	–	8,420
Total expenses	**174,019**	**108,415**	**(28,421)**	**254,013**
Income before income taxes and non-segmented items	**140,059**	**2,178**	**1,464**	**143,701**
Interest expense				(11,792)
Recovery of income taxes				7,463
Net income for the period				**139,372**
Identifiable assets	1,976,451	651,782	(13,012)	2,615,221
Goodwill	858,703	274,223	–	1,132,926
Total assets	**2,835,154**	**926,005**	**(13,012)**	**3,748,147**

Notes to Consolidated Financial Statements (unaudited)

[in thousands of dollars, except per unit amounts]

MARCH 31, 2008 AND 2007

Segmented information for the three-month period ended March 31, 2007 is as follows:

	Asset management $	Asset administration $	Intersegment elimination $	Total $
Management fees	314,567	–	–	314,568
Administration fees	–	72,069	(31,251)	40,818
Other revenue	10,647	3,005	–	13,652
Total revenue	**325,214**	**75,074**	**(31,251)**	**369,037**
Selling, general and administrative	61,158	12,268	–	73,426
Trailer fees	92,477	–	(3,458)	89,019
Investment dealer fees	–	58,315	(26,404)	31,911
Amortization of deferred sales commissions and fund contracts	28,382	376	(615)	28,143
Other expenses	1,628	180	–	1,808
Total expenses	**183,645**	**71,139**	**(30,477)**	**224,307**
Income before income taxes and non-segmented items	**141,569**	**3,935**	**(774)**	**144,730**
Interest expense				(7,647)
Recovery of income taxes				5,039
Net income for the period				**142,122**
Identifiable assets	1,808,424	42,536	(12,733)	1,838,227
Goodwill	815,303	135,723	–	951,026
Total assets	**2,623,727**	**178,259**	**(12,733)**	**2,789,253**

6. RELATED PARTY TRANSACTIONS

CI enters into transactions related to the advisory and distribution of its mutual and segregated funds with Sun Life Financial Inc. ["Sun Life"], a unitholder of CI. These transactions are in the normal course of operations and have been recorded at the agreed upon exchange amounts. During the three-month period ended March 31, 2008, CI incurred charges for deferred sales commissions of $14,665 [three-month period ended March 31, 2007 – $16,781], and trailer fees of $24,275 [three-month period ended March 31, 2007 – $24,717] which were paid or payable to Sun Life. The balance payable to Sun Life as at March 31, 2008 of $5,643 [December 31, 2007 – $8,476] is included in accounts payable and accrued liabilities. In addition, Sun Life has agreed to reimburse CI for a portion of any losses realized on certain investments related to the acquisition of IQON Financial Management Inc. in fiscal 2005. Based on the estimated fair value of these investments as at March 31, 2008, CI's portion of the estimated losses is not significant to its financial position or results of operations.

Notes to Consolidated Financial Statements (unaudited)

[in thousands of dollars, except per unit amounts]

MARCH 31, 2008 AND 2007

7. FUTURE ACCOUNTING CHANGES

The Accounting Standards Board of the CICA has issued Section 3064, Goodwill and Intangible Assets, applicable for annual and interim periods beginning on or after October 1, 2008. Section 3064 provides revised guidance for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. CI will adopt the new standard effective January 1, 2009 and is currently assessing the impact adoption will have on its financial position and operating results.

8. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted in the current period.

On May 13, 2008, the Board of Trustees declared a monthly cash distribution of $0.17 per unit payable on June 13, July 15 and August 15, 2008

This Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause results to differ materially include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

CI Financial

CI Investments

Assante WEALTH MANAGEMENT

BLACKMONT CAPITAL

CI Financial
2 Queen St. East
Twentieth Floor
Toronto, Ontario
M5C 3G7

www.ci.com

END